

September 3, 2019

Izzy Dawood
Chief Financial Officer
WAGEWORKS, INC.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re: WAGEWORKS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed May 30, 2019**
> **Form 8-K filed June 28, 2019**
> **Response dated August 27, 2019**
> **File No. 001-35232**

Dear Mr. Dawood:

We have reviewed your August 27, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2019 letter.

Form 8-K filed June 28, 2019

Exhibits

1. We note your response to comment 5. Your proposed disclosure does not address that portion of our comment requesting you provide a discussion of the limitations of the non-GAAP measures such as the fact that while amortization expense related to acquired intangibles is being excluded, the revenue generated from those assets is not. Please ensure your disclosure in future filings also includes this specific disclosure or advise us of your basis for omitting this clarification.

Izzy Dawood
WAGEWORKS, INC.
September 3, 2019
Page 2

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3344 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products